May XX, 2011

«Title» «FirstName» «LastName» «Suffix»
«JobTitle»
«Company1»
«Company2»
«Address1»
«Address2»
«City», «State» «PostalCode»

Dear «Title»  «LastName»:

We are pleased to report that the AFL-CIO Housing Investment Trust (HIT) has surpassed its goal of creating 10,000 union construction jobs by this spring – a goal set less than two years ago in support of the AFL-CIO’s call to action on high unemployment.   Under our Construction Jobs Initiative, the HIT has committed over $800 million to invest in more than 30 projects in 18 cities throughout the country, including Boston, Chicago, Milwaukee, New York, St. Louis, San Francisco, and the Twin Cities – projects with a total development value of over $1.8 billion.  Further, additional projects under review in our strong nationwide pipeline should offer sound investment opportunities for the portfolio over the next 18 months, putting additional union members back to work.

Enclosed is a video celebrating the HIT’s creation of 10,000 union construction jobs to help address high unemployment in the construction trades, which we hope you will find informative.  The video was first shown at the Building & Construction Trades Department Legislative Conference in April and can also be found on our website at www.aflcio-hit.com under Video Gallery.  We are also enclosing our 2011 Prospectus for your information.

As a $3.9 billion investment grade fixed-income mutual fund with high credit quality investments and a 45-year track record, the HIT continues to offer investors significant opportunities for capital growth and competitive returns, while also creating union construction jobs and affordable housing.

The HIT is actively seeking additional capital to support its job creation efforts.  We look forward to continuing to meet our investors’ expectations for competitive returns and much-needed collateral benefits.  Please contact me at [PHONE NUMBER] for more information or to obtain additional copies of the video.

Sincerely,

[SIGNATURE]

[NAME]
[TITLE]

Enclosures